                                                      RULE NO. 424(b)(1)
                                                      REGISTRATION NO. 333-71087

                                   PROSPECTUS

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                 $100,000,000 Investment Debentures, Series III

--------------------------------------------------------------------------------
You should consider carefully the risk factors beginning on page 8 in this prospectus.

The Debentures are obligations of our company and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.
--------------------------------------------------------------------------------

Metropolitan is offering Debentures with the following terms:

 . The Debentures are unsecured debt instruments, senior only to outstanding equity securities of Metropolitan.

 . The Debentures rank equally with unsecured debt of Metropolitan and are subordinate to all other debt of Metropolitan.

      Minimum                                                             Annual
     Investment                Term To Maturity                      Interest Rate(1)
     ----------                ----------------                      ----------------
        $100                      120 Months                              8.000%
        $100                   96 to 119 Months                           7.750%
        $100                   72 to 95 Months                            7.500%
        $100                   60 to 71 Months                            7.250%
        $100                   48 to 59 Months                            6.500%
        $100                   36 to 47 Months                            6.250%
        $100                   24 to 35 Months                            6.000%
        $100                   12 to 23 Months                            5.570%
      $250,000                    120 Months                              8.500%
      $250,000                 96 to 119 Month                            8.375%
      $250,000                 72 to 95 Months                            8.250%
      $250,000                 60 to 71 Months                            8.125%
                          Installment Payment Option
       $2,000                  60 to 120 Months                           6.000%

--------
(1) You may elect one of three options to receive principal and interest payments on the Debentures: (a) to receive interest monthly, quarterly, semi-annually or annually, without compounding, (b) to leave the interest with Metropolitan and it will compound semi-annually, or (c) at the above identified installment terms, equal monthly installments of principal and interest in accordance with an amortization schedule that you select.

                                              Per
                                           Debenture           Total
                                           ---------           -----
Public Offering Price....................    100%           $100,000,000
Underwriting Discounts and
 Commissions(1)..........................  0% to 6%       None-$6,000,000
Proceeds, before expenses, to Issuer or
 Other Persons........................... 100% to 94% $100,000,000-$94,000,000

--------
(1) You will not incur a direct sales charge. Debentures earn interest, without deduction for underwriting discounts or commissions. We will reimburse our underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

 . Currently, there is no trading market for the Debentures and you should not expect one to be established in the future.
 . The Debentures are being issued only in book-entry form.
 . This offering of Debentures is subject to withdrawal or cancellation by
  Metropolitan without notice.
 . We are offering the Debentures on a continuous, best efforts basis.
 . There is no minimum amount of Debentures that must be sold.
 . You may not purchase Debentures pursuant to this prospectus after January 31, 2000.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                The date of this prospectus is February 9, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.................................................   2
PROSPECTUS SUMMARY.........................................................   3
RISK FACTORS...............................................................   8
USE OF PROCEEDS............................................................   9
DESCRIPTION OF DEBENTURES..................................................   9
PLAN OF DISTRIBUTION.......................................................  12
LEGAL MATTERS..............................................................  13
EXPERTS....................................................................  13
AVAILABLE INFORMATION......................................................  13
INCORPORATION BY REFERENCE.................................................  13

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Metropolitan, including, among other things:

  . Our anticipated growth strategies,

  . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

  . Future interest rate trends, movements and fluctuations,

  . Future expenditures for purchasing receivables, and

  . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Debentures. You should read both the prospectus and the accompanying Annual Report of Metropolitan on Form 10-K for the fiscal year ended September 30, 1998, carefully before making your investment decision.

                The Metropolitan Consolidated Group Of Companies

General

   Metropolitan was incorporated in the State of Washington in January, 1953. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Metropolitan and its subsidiaries are collectively referred to in this prospectus as the "Consolidated Group," while references solely to the parent company will be to "Metropolitan."

History

   Metropolitan's controlling shareholder is C. Paul Sandifur, Jr. Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1998, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "Affiliated Companies." The chart on the next page depicts the relationship of certain significant companies in the Consolidated Group.

Business

   The Consolidated Group is engaged in a nationwide business of acquiring, holding and selling receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. The Consolidated Group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. These assets are collectively referred to in this prospectus as "Receivables." The Receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to Receivables, the Consolidated Group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

   The Consolidated Group's capital to invest in these Receivables comes from several sources. The Consolidated Group uses funds generated from the sale and securitization of Receivables, collateralized borrowings, Receivable cash flows, the sale of annuities, the sale of debentures and preferred stock, the sale of real estate, and securities portfolio earnings.

   The Consolidated Group provides services to the Affiliated Companies for a fee and engages in various business transactions with the Affiliated Companies. Metropolitan provides Receivable acquisition services to the Affiliated Companies and to our insurance subsidiary, Western United Life Assurance Company ("Western United"). Metropolitan's wholly owned subsidiary, Metwest Mortgage Services, Inc., conducts Receivable collection and servicing activities for the Affiliated Companies and services Receivables for Metropolitan and for Western United.

   The Consolidated Group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the Consolidated Group, see "Item 1" in Metropolitan's Annual Report filed on Form 10-K for the year ended September 30, 1998, which is attached to this prospectus.

 Organizational Chart
 (as of September 30, 1998)

                             [CHART APPEARS HERE]


                             METROPOLITAN MORTGAGE
                            & SECURITIES CO., INC.
                                       |
                                       |
       _______________________________________________________________
       |                               |                              |
   100%|                               |                         96.5%|
    METWEST                            |                          CONSUMERS
   MORTGAGE                            |                        GROUP HOLDING
 SERVICES, INC.                        |                          CO., INC.
                                       |                              |
                                       |                          100%|
                                       |                          CONSUMERS
                                       |                          INSURANCE
                                       |                          CO., INC.
                                       |                              |
                                       |                         75.5%|
                                       |       24.5%            WESTERN UNITED
                                       |_______________________ LIFE ASSURANCE
                                                                   COMPANY

   The above chart lists the Consolidated Group's principal operating subsidiaries and their ownership.

   Metropolitan Mortgage & Securities Co., Inc.: Parent organization, invests in Receivables and other investments, including real estate development, which are principally funded by proceeds from Receivable investments, other investments, and securities offerings.

   Consumers Group Holding Co., Inc.: A holding company, its sole business activity currently being that of a shareholder of Consumers Insurance Co., Inc.

   Consumers Insurance Co., Inc.: Inactive property and casualty insurer, its principal business activity currently being that of a shareholder of Western United Life Assurance Company.

   Western United Life Assurance Company: Metropolitan's largest subsidiary and largest company within the Consolidated Group, is engaged in investing in Receivables and other investments principally funded by annuity contract sales and sales of life insurance policies.

   Metwest Mortgage Services, Inc.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender, and is licensed as a Fannie Mae seller/servicer.

--------
* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit Securities, Inc.

                                Offering Summary

Debenture Offering              We are offering $100,000,000 in principal
                                amount of Investment Debentures, Series III.
                                They are being issued at the minimum investment amounts, terms and rates set forth on the cover page of this prospectus. There is no minimum amount of Debentures that must be sold.
                                Debentures will be issued only in book-entry form. See "DESCRIPTION OF DEBENTURES."

Debentures                      The Debentures are unsecured debt instruments
                                of Metropolitan. At September 30, 1998, we had outstanding approximately $198,205,000
                                (principal and compounded and accrued interest) of debenture debt and $125,702,000 (principal and accrued interest) of collateralized debt and similar obligations. See "CAPITALIZATION."

Principal and Interest          You may elect one of three options to receive
Payments                        principal and interest payments on the
                                Debentures: (1) to receive interest monthly, quarterly, semi-annually or annually, without compounding, (2) to leave the interest with Metropolitan and it will compound semi-annually, or (3) for the installment
                                Debentures, equal monthly installments of principal and interest in accordance with an amortization schedule that you select. The minimum investment amounts, terms and interest rates on unissued Debentures offered hereby may be changed from time to time by Metropolitan by supplementing this prospectus. The terms of Debentures issued prior to such change will not be affected. See "DESCRIPTION OF DEBENTURES--
                                Payment of Principal and Interest."

Use of Proceeds                 We will use the proceeds from the sales of this
                                Debenture offering to invest in Receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to retire maturing debentures, pay preferred stock dividends, for property development and for general corporate purposes. See "USE OF
                                PROCEEDS."

Risk Factors                    Your investment in the Debentures involves a
                                certain degree of risk. You should invest in the Debentures only after reviewing the risks described in this prospectus. See "RISK
                                FACTORS" for a complete discussion of the risks associated with investing in the Debentures.

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Consolidated Group at September 30, 1998.

                                                                     Amount
                              Class                               Outstanding
                              -----                               ------------
Debt Payable:
  Advances under funding facility with NationsBanc Mortgage
   Capital Corp., interest at 6.625% per annum; due on March 24,
   1999; collateralized by $122,129,000 in real estate contracts and mortgage notes............................................ $118,342,972
  Reverse repurchase agreements with Seattle Northwest; interest at 5.57% per annum; due on October 1, 1998; collateralized by
   $2,900,000 in U.S. Treasury Bonds.............................    2,892,750
  Note payable to Summit Securities, Inc., interest at 11.0% per annum; due on June 30, 1999; collateralized by $3,200,000 in
   structured settlement agreements..............................    2,560,000
  Real estate contracts and mortgage notes payable, interest rates ranging from 3% to 11.6% per annum, due through 2016;
   collateralized by senior liens on certain of the Company's real estate contracts, mortgage notes and real estate held for
   sale..........................................................    1,802,680
  Accrued interest payable.......................................      103,909
                                                                  ------------
    Total Debt Payable...........................................  125,702,311
                                                                  ============
Debenture Bonds:
  Investment Debentures, Series II maturing in 1998 to 2002, at
   5.5% to 11%...................................................  174,540,100
  Investment Debentures Series I, maturing in 1997 to 2007 at
   7.5% to 10.25%................................................      732,900
  Compound and accrued interest..................................   22,932,294
                                                                  ------------
    Total Debenture Bonds........................................  198,205,294
                                                                  ============
Stockholders' Equity:
  Preferred Stock................................................   19,454,071
  Common Stock...................................................      293,417
  Additional paid-in capital.....................................   18,580,051
  Net unrealized losses on investments...........................     (680,619)
  Retained earnings..............................................   21,109,849
                                                                  ------------
    Total Stockholders' Equity...................................   58,756,769
                                                                  ------------
    Total Capitalization......................................... $382,664,374
                                                                  ============

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of September 30, 1998 and 1997 and for the years ended September 30, 1998, 1997 and 1996 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K, which is incorporated herein by reference and attached to this prospectus. The consolidated financial data shown below as of September 30, 1996, 1995 and 1994 and for the years ended September 30, 1995 and 1994 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from the consolidated financial statements not included elsewhere herein.

                                         Year Ended September 30,
                          ----------------------------------------------------------
                             1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------
                             (dollars in thousands except per share amounts)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
Revenues................  $  155,955  $  155,135  $  156,672  $  138,107  $  138,186
                          ==========  ==========  ==========  ==========  ==========
Income before minority
 interest...............  $   10,453  $    9,791  $    8,146  $    6,376  $    5,702
Income allocated to
 minority interests.....        (126)       (123)       (108)        (73)       (224)
                          ----------  ----------  ----------  ----------  ----------
Net income..............      10,327       9,668       8,038       6,303       5,478
Preferred stock
 dividends..............      (3,732)     (4,113)     (3,868)     (4,038)     (3,423)
                          ----------  ----------  ----------  ----------  ----------
Income applicable to
 common stockholders....  $    6,595  $    5,555  $    4,170  $    2,265  $    2,055
                          ==========  ==========  ==========  ==========  ==========
Ratio of earnings to
 fixed charges..........        1.75        1.77        1.46        1.35        1.29
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends(1)...........        1.37        1.31        1.14        1.03        1.04
PER COMMON SHARE
 DATA(2):
Basic and diluted income
 per share applicable to
 common
 stockholders(3)........  $   50,728  $   42,733  $   32,073  $   17,288  $   14,996
                          ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding(2).........         130         130         130         131         137
                          ==========  ==========  ==========  ==========  ==========
Cash dividends per
 common share...........  $    1,200  $      --   $      --   $    3,800  $      675
                          ==========  ==========  ==========  ==========  ==========
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $1,226,665  $1,112,389  $1,282,659  $1,078,468  $1,063,290
Debentures, line of
 credit advances, other
 debt payable and
 securities sold, not
 owned..................     323,908     190,131     363,427     226,864     261,500
Stockholders' equity....      58,757      54,113      46,343      40,570      32,625

--------
(1) The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.37, 1.31, 1.14, 1.03, and 1.04 for the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively.
  Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.10, 1.01, 1.11, 1.05, and
  1.34 for the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively.
  The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was as follows for the years ended September 30, 1998--1.75; 1997--1.77; 1996--1.46; 1995--1.35; and 1994--1.29. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.40, 1.36, 1.48, 1.40, and 1.36 for the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively.
(2) All information retroactively reflects the reverse common stock split of 2,250:1 which occurred during the fiscal year ended September 30, 1994.
(3) Earnings per common share, basic and diluted, are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.

                                  RISK FACTORS

   When deciding whether or not to purchase the Debentures, you should carefully consider the risks set forth in the section entitled "INTRODUCTION-- Factors Affecting Future Operating Results" of Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1998, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the Debentures:

The Indenture does not           Metropolitan's and your rights and
restrict the ability of          obligations in the Debentures are defined in
Metropolitan to incur            an indenture dated as of July 6, 1979, and a
additional debt                  supplement to that indenture dated as of
                                 December 31, 1997. The indenture does not restrict our ability to issue additional debentures or to incur other debt. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund.

Debentures are not insured       The Debentures offered in this prospectus are
against the risk of loss         unsecured obligations of our company and they
                                 are not insured or guaranteed by any bank, any governmental agency, any insurance company, any affiliate of our company or any other person or entity. Thus, the Debentures have greater risk than investments that are insured by such entities against the risk of loss.

Debentures are not a liquid      There is no trading market for the Debentures
investment due to the absence    and it is not anticipated that one will
of an established trading        develop. Generally, you cannot have your
market                           Debentures redeemed until they mature. There
                                 are only limited situations in which
                                 Debentures will be redeemed early. These may include situations where there is a mutual agreement between you and Metropolitan, or when the "prepayment on death" provision applies. You should consider your needs for liquidity before investing in the Debentures and you should be prepared to hold any Debentures purchased in this offering until their maturity. See "DESCRIPTION OF
                                 CERTIFICATES."

Risks with holding book-entry    Our use of book-entry Debentures rather than
Debentures because there are     actual physical certificates in this offering
no physical certificates to      could limit the markets for these securities,
transfer                         prevent a secondary market from forming and
                                 could delay payments to you. The absence of physical certificates for the Debentures may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the Debentures would be made first to the person in whose name the certificates are registered.

Possible inability to continue   The State of Washington regulates the amount
selling securities               of securities that Metropolitan can sell
                                 under the Debenture Company Act. Under that
                                 Act, the amount of securities that can be sold can be, and has previously been, limited by the State of Washington. Because of this limitation, we may be restricted in the amount of securities that we are able to offer in this offering or in future offerings.

                                USE OF PROCEEDS

   If all the Debentures offered are sold, we expect net proceeds to total $100,000,000 before deducting sales commissions and other expenses. Sales commissions will range from zero to six percent (0%-6%) of the offering proceeds (between $0 and $6,000,000), depending on the maturities of Debentures sold and whether sales are reinvestments or new purchases. Other expenses are estimated to be $215,000. There can be no assurance that any of the Debentures can or will be sold.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the Debenture offerings for the following purposes: priority will be given first to
(i) funding investments in Receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (ii) the development of real estate currently held by Metropolitan or acquired in the future. Presently there are no commitments or agreements for material acquisitions. However, the Consolidated Group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures through the period ending January 31, 2000, proceeds of this offering may be used for retiring maturing debentures, preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. Approximately $48.0 million in principal amount of debt securities will mature between February 1, 1999 and January 31, 2000 with interest rates ranging from 6.1% to 10.25% and averaging approximately 7.9% per annum. See "BUSINESS--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1998.

   Management anticipates that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Due to our inability to accurately forecast the total amount of Debentures to be sold in this offering, no specific amounts have been allocated for any of the foregoing purposes.

   In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF DEBENTURES

General

   The Debentures will be issued under an indenture dated as of July 6, 1979 and a supplement thereto dated as of December 31, 1997 (collectively, the "Indenture"). The following statements relating to the Debentures and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement and is also available for inspection at the office of the trustee.

   The Debentures will represent unsecured general obligations of Metropolitan and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amount requirements. The Debentures will be sold to the public at 100% of their principal amount. The Debentures will be issued in accordance with the minimum investment amounts, maturities and interest rates set forth on the cover page of this prospectus. The stated interest rates, maturities, and minimum investment amounts of any unissued Debentures may be changed at any time by Metropolitan by supplementing this prospectus. Any such change will have no effect on the terms of the previously sold Debentures.

   Debentures may be transferred or exchanged for other Debentures of the same series, of a like aggregate principal amount, subject to the limitations set forth in the Indenture. No service charge will be made for any transfer or exchange of Debentures. Metropolitan may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The Debentures are not convertible into capital stock or other securities of Metropolitan.

   The Debentures are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, Metropolitan may, in its sole discretion, consider a request for an early payout of a Debenture upon terms mutually agreed to by the holder of the Debenture and Metropolitan. Such early payout requests are reviewed in the order received and are subject to the review by Metropolitan's executive management.

Payment of Principal and Interest

   Interest will be payable to Debenture holders under one of several interest payment plans. The purchaser selects an interest payment plan at the time the Debentures are purchased and can change this plan at any time by giving written notice to Metropolitan. The purchaser may elect to have interest paid on a monthly, quarterly, semi-annual or annual basis, without compounding. Or, an investor may elect to leave the accrued interest with Metropolitan in which case it will compound semi-annually at the stated interest rate. Under the compounding option, upon written notice to Metropolitan, the Debenture holder(s) may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Metropolitan receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

   Alternatively, at the election of the Debenture holder, at the time of investment and subject to the minimum term and investment requirements set forth on the cover page of this prospectus, level monthly installments comprised of principal and interest will be paid to the Debenture holder commencing 30 days from date of issue of the Debenture until maturity. The amount of each installment will be determined by the amortization term designated by the Debenture holder at the time the Debenture is purchased.

   Debenture holders are notified in writing between 15 and 45 days prior to the date their Debentures will mature. When a Debenture matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. Metropolitan will pay the principal and accumulated interest due on matured Debentures to the registered owner(s) in cash at Metropolitan's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

Prepayment on Death

   In the event of the death of a Debenture holder, any party entitled to receive some or all of the proceeds from that Debenture may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, Metropolitan may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Metropolitan's discretion, it considers necessary to fulfill its obligations.

Related Indebtedness

   The Indenture pursuant to which the Debentures are issued does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the Debentures. Debentures will not be guaranteed or insured by any governmental agency. The State of Washington regulates the amount of debt securities Metropolitan may issue, its debt to equity ratio, certain of its investments and various other aspects of its business. At September 30, 1998, Metropolitan had outstanding approximately $198,205,000 (principal and compounded and accrued interest) of debenture debt and $125,702,000 (principal and accrued interest) of collateralized debt and similar obligations. The Debentures offered hereby are senior in liquidation to all outstanding equity securities of Metropolitan. They are subordinate to Metropolitan's collateralized debt as set forth above and are on a parity with unsecured accounts payable and accrued liabilities. There are no limitations on Metropolitan's ability to incur additional collateralized debt. Debenture holders should not rely on the terms of the Indenture for protection of their investment, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations.

Concerning the Trustee

   Seattle First National Bank ("SFNB") was the trustee (the "Trustee") under the Indenture until March 8, 1996, when SFNB sold its trust activities to First Trust National Association ("First Trust") which assumed all of the duties of the Trustee pursuant to the terms of the Indenture, as amended. First Trust was acquired by US Bank National Association ("US Bank") in 1998. US Bank has assumed all of the duties of the Trustee in accordance with the terms of the Indenture, as amended. The Trustee is obligated under the Indenture to oversee and, if necessary, to take action to enforce fulfillment of Metropolitan's obligations to Debenture holders. The Trustee is a national banking association with a combined capital and surplus in excess of $100 million. Metropolitan and certain of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the Trustee and conduct other banking transactions with it. At September 30, 1998, and as of the date of this prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of Metropolitan and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

   Events of default include (i) the failure of Metropolitan to pay interest on any Debenture for a period of 30 days after it becomes due and payable;
(ii) the failure to pay the principal or any required installment thereof of any Debenture when due; (iii) the failure to perform any other covenant in the Indenture for 60 days after notice; and (iv) certain events of bankruptcy, insolvency or reorganization with respect to Metropolitan. Upon the occurrence of an event of default, either the Trustee or the holders of 25% or more in principal amount of Debentures then outstanding may declare the principal of all the Debentures outstanding to be immediately due and payable.

   The Trustee must give the Debenture holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interests of the Debenture holders, unless the default is a failure to pay principal or interest on any Debenture.

   Subject to certain conditions, any such default, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the Debentures then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Debentures before acting at their direction.

   Within 120 days after the end of each fiscal year, Metropolitan must furnish to the Trustee a statement of certain officers of Metropolitan concerning their knowledge as to whether or not Metropolitan is in default under the Indenture.

Modification of the Indenture

   Debenture holders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of Debentures required for modification is effective against any Debenture holder without his or her consent.

Restrictions on Consolidation, Merger and Other Fundamental Corporate Changes

   Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Metropolitan is the continuing corporation after such consolidation or merger or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Metropolitan under the Indenture and certain other conditions precedent are fulfilled.

Transfer Agent and Registrar

   Metropolitan acts as its own transfer agent and registrar of the Debentures.

                             PLAN OF DISTRIBUTION

   The Debentures are offered directly to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is affiliated with Metropolitan through the common control by C. Paul Sandifur Jr. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Debentures. A commission will, however, be paid by Metropolitan on most Debenture purchases up to a maximum amount of 6% of the Debenture price, generally depending on the term of the Debenture and whether or not the transaction is a reinvestment or new purchase. Debentures are offered only for cash or cash equivalents. MIS will transmit such funds directly to Metropolitan by noon of the next business day after receipt. During the three fiscal years ended September 30, 1998, MIS has received commissions of $3,698,362 from Metropolitan on sales of approximately $112,685,000 of Metropolitan's debt securities.

   MIS is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Due to the affiliation of Metropolitan and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the Debentures offered by this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated ("Cruttenden"), a NASD member, stating that the interest rates on the Debentures using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions are consistent with Cruttenden's recommendations which were based on conditions and circumstances existing as of the date of the prospectus. Metropolitan undertakes to maintain the interest rates on Debentures no lower than those recommended by Cruttenden based on the formula. Accordingly, the yield at which the Debentures will be distributed will be no lower than that recommended by Cruttenden. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Debentures offered hereunder, Cruttenden is to be paid $66,667.00 in fees.

   The Registrant has agreed to indemnify Cruttenden against, or make contributions to Cruttenden with respect to certain liabilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

   There is not now and Metropolitan does not expect that there will be a public trading market for the Debentures in the future. MIS does not intend to make a market for the Debentures. See "RISK FACTORS."

   MIS may enter into selected dealer agreements with and reallow to certain dealers, who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Debentures sold by such dealers.

                                 LEGAL MATTERS

   Certain legal matters relating to the Debentures to be offered by this prospectus will be passed upon for Metropolitan by the law firm of Kutak Rock, Denver, Colorado.

                                    EXPERTS

   The consolidated balance sheets of Metropolitan Mortgage & Securities Co., Inc. and its subsidiaries as of September 30, 1998 and 1997, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph describing changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   Metropolitan is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Metropolitan with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as Metropolitan, that filed electronically with the Commission at the following Internet address: (http://www.sec.gov).

   Metropolitan has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Debentures offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following document filed with the Commission is incorporated herein by reference in this prospectus:

   Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (filed January 13, 1999).

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., PO Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                  Metropolitan Mortgage & Securities Co., Inc.

              [LOGO] METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                 $100,000,000 Investment Debentures, Series III

                               ----------------

                                   PROSPECTUS

                               ----------------

                                February 9, 1999


                    Metropolitan Investment Securities, Inc.